LL DD


17010008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 69492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRONFMAN E. L. ROTHSCHILD CAPITAL,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 TERRACE COURT ,SUITE 103
(No. and Street)

MADISON	WISCONSIN	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Abby Bare 608-416-4395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
REGISTRATIONS BRANCH
15

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Abby Bare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRONFMAN E. L. ROTHSCHILD CAPITAL,LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Executive Officer
Title

Notary Public exp 4/3/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRONFMAN E. L. ROTHSCHILD CAPITAL, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Bronfman E.L. Rothschild Capital, LLC

We have audited the accompanying statement of financial condition of Bronfman E.L. Rothschild Capital, LLC (a Delaware corporation) (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Bronfman E.L. Rothschild Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bronfman E.L. Rothschild Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

BRONFMAN E.L. ROTHSCHILD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 76,868
Accounts receivable	39,236
Other assets	26,306
TOTAL ASSETS	$ 142,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Due to affliates	$ 21,116
TOTAL LIABILITIES	$ 21,116
MEMBER'S EQUITY	$ 121,294
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 142,410

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Bronfman E. L. Rothschild Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bronfman E. L. Partners, LP. (The "Parent"). The Company was formed in 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on September 25, 2015.The Company's business is comprised of retailing mutual funds, Section 529 plans, retirement plans, and fixed and variable life insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) and (ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, cash and cash equivalents were held in interest bearing accounts at Bank Mutual totaling $76,868.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3. RELATED PARTIES

The Company and an affiliated company, Bronfman E.L. Rothschild, LP, (the "Affiliate") owned by the "Parent" have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts due to the Affiliate for such services are due on demand and bear no interest. At December 31, 2016, the Company recorded $21,116 as a liability to the Affiliate for such services.

4. RECEIVABLES

The Company derived its revenue from several providers. For the year ended December 31, 2016, receivables from providers was $39,236.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2016, and through the date of this report, there were no such claims.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company's net capital requirement was $5,000. The Company's Net Capital was $55,752 which was above the required Net Capital by $50,752. At December 31, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was .3787 to 1.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 22, 2017, the date the financial statements were available to be issued. It was determined that there were no subsequent events requiring disclosure in the financial statements.